Peter G. Folk, P. Eng.

280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B. C., V0N 2J0

Peterfolkmail@yahoo.com

CERTIFICATE OF AUTHOR

I, Peter G. Folk, P.Eng. do hereby certify that:

1.

I am an independent consulting geological engineer and Canadian citizen residing on Mayne Island in the Province of British Columbia, Canada.

2.

I hold a B.A.Sc. in Geological Engineering conferred by the University of British Columbia in 1971.

3.

I am a member, in good standing, of the Association of Professional Engineers and Geoscientists of the Province of British Columbia, Canada.

4.

I have been practicing my profession related to mining and mineral exploration for over 30 years in a wide variety of locations in North, South, and Central America and China.  Specific to the content of this report are several consulting assignments in China and familiarity with the pertinent styles of mineralization encountered on the Xiaoshan Project.

5.

I fulfill the requirements to be an “independent qualified person” as defined under “National Instrument 43-101”.

6.

I visited the Xiaoshan Project on the 29th and 30th of May, 2007.  I am entirely responsible for the report entitled “Report on the Xiaoshan Gold and Silver Project, Shanxian County, Henan Province, People’s Republic of China, for MINCO GOLD CORPORATION” Dated October 1, 2007.

7.

I have not had any prior involvement with the property that is the subject of the technical report.

8.

To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

9.

I am independent of MINCO GOLD CORPORATION applying all of the tests in section 1.4 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1thPP day of October, 2007

“Peter Folk”

________________________

Signature of Qualified Person

Peter Folk, P. Eng.